SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE TOPPS COMPANY, INC.

(Name of Subject Company)

THE TOPPS COMPANY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

890786106

(CUSIP Number of Class of Securities)

Andrew J. Gasper, Esq.
General Counsel
The Topps Company, Inc.
One Whitehall Street
New York, NY 10004
(212) 376-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:

Steven J. Gartner, Esq.
William H. Gump, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement (the ‘‘Statement’’) on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the ‘‘SEC’’) by The Topps Company, Inc. (‘‘Topps’’), a Delaware corporation, on July 9, 2007, in respect of the tender offer commenced on June 25, 2007, by The Upper Deck Company, a Nevada corporation (‘‘Upper Deck’’) and UD Company, Inc., a Delaware corporation and wholly owned subsidiary of Upper Deck, and to add an additional exhibit and to revise the Exhibit Index accordingly. The Statement is hereby further amended and supplemented as follows:

Item 8:	Additional Information

Item 8 of the Statement is here amended and supplemented as follows:

On August 8, 2007, Topps sent a letter to legal counsel to Upper Deck concerning Upper Deck’s tender offer to acquire all of the outstanding shares of Topps common stock that is due to expire at 12:00 midnight, New York City time, on Friday, August 10, 2007 and the continuing attempts by Topps to negotiate with Upper Deck to reach a consensual transaction. The text of such letter was issued by Topps in a press release on August 8, 2007. A Current Report on Form 8-K, filed with the SEC on August 8, 2007, disclosing this press release, is filed as Exhibit (a)(2)(K) to this Statement and is incorporated herein by reference.

Item 9:	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(2)(K)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on August 8, 2007 (incorporated by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOPPS COMPANY, INC.

By:	/s/ Scott Silverstein
Name:	Scott Silverstein
Title:	President and Chief Operating Officer

Dated: August 8, 2007